[SRSY Letterhead]

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

February 18, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Vincent Di Stefano, Esquire

Re:	Nationwide Mutual Funds (the “Registrant”)
File Nos. 811-08495 and 333-40455

Dear Mr. Di Stefano:

On November 22, 2010, the Registrant, pursuant to Rule 485(a) under the Securities Act of 1933 as amended (the “1933 Act”), filed via the EDGAR system Post-Effective Amendment No. 105 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”), pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”). The Registrant filed the Amendment for the purpose of registering shares of a new series of the Trust, the Nationwide Alternatives Asset Allocation Fund (the “Fund”).

On January 3, 2011, you spoke via telephone to me with regard to the Amendment.  We subsequently filed a comment response letter (the “Initial Response”) via EDGAR on January 14, 2011 in order to address your comments.  We have further considered your comments regarding the derivatives disclosure in the Fund’s prospectus, and have made additional clarifying edits to the prospectus since we submitted our Initial Response. In particular, we have enhanced the disclosure to clarify that the Fund's derivatives sleeves will invest primarily in a combination of derivatives and short-term fixed-income securities as a substitute for investing in the securities of the asset classes themselves.  Excerpts from the revised prospectus are included below.

The discussion in the Principal Investment Strategies section of the Fund’s prospectus, immediately following the table showing the approximate percentage range of the Fund’s total assets allocated to each asset sleeve has been modified to read as follows:

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Certain sleeves invest directly in securities representing their respective asset classes (“Securities Sleeves”). For example, the Treasury Inflation Protected Securities and global real estate stocks sleeves invest in a statistically selected sampling of the bonds or stocks that are included in or correlated with their respective benchmark indexes. The international bonds, high-yield bonds, emerging market bonds, emerging market stocks, and commodities sleeves (“Derivatives Sleeves”), however, invest primarily in a combination of derivatives and short-term fixed-income securities as a substitute for investing in such securities themselves. For the international bonds, high-yield bonds, emerging market bonds and emerging market stocks sleeves, the sub-adviser selects futures, forwards, interest rate swaps, equity swaps and/or credit default swaps, all of which are derivatives, with investment characteristics similar to those of securities included in each such sleeve’s respective index in an attempt to synthetically replicate the performance of the sleeve’s index. Instead of investing directly in physical commodities, the commodities sleeve invests in commodity-linked notes, commodity futures and commodity-linked swaps, all of which are derivatives, in order to expose the Fund to the investment characteristics and performance of the commodities markets. For each Derivatives Sleeve, the sub-adviser also constructs a portfolio of fixed-income securities that includes money market instruments and U.S. government securities with a maturity of less than one year that serves as collateral for the sleeve’s derivatives positions. Each of the Derivatives Sleeves also may, but is not required to, invest in the securities included in the sleeve’s benchmark index.

In addition, in the Principal Investment Strategies section and elsewhere, we no longer refer to percentage "targets," but rather to the "approximate percentage range of the Fund's total assets allocated to each sleeve..."

We have also made corresponding changes to the Principal Risks section.  In particular, we have enhanced our derivatives risk disclosure with respect to the use of leverage.  The Fund’s definitions of “Derivatives risk” and “Commodities risk” now read as follows:

 Derivatives risk – derivatives may be volatile and may involve significant risks. The underlying security, commodity, measure or other instrument on which a derivative is based, or the derivative itself, may not perform as expected. Certain derivatives may involve leverage, which means that their use can significantly magnify the effect of price movements of the underlying securities or reference measures, disproportionately increasing the Fund’s losses and reducing the Fund’s opportunities for gains. Some derivatives have the potential for unlimited loss, including a loss that may be greater than the amount invested. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund. Certain derivatives held by the Fund may be illiquid, making it difficult to close out an unfavorable position.

Futures – the prices of futures contracts are typically more volatile than those of stocks and bonds. Small movements in the values of the assets or measures underlying futures contracts can cause  disproportionately larger losses to the

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Fund. While futures may be more liquid than other types of derivatives, they may experience periods when they are less liquid than stocks, bonds or other investments.

Swaps and forwards – using swaps and forwards can involve greater risks than if the Fund were to invest directly in the underlying securities or assets. Because swaps and forwards often involve leverage, their use can significantly magnify the effect of price movements of the underlying securities or reference measures, disproportionately increasing the Fund’s losses and reducing the Fund’s opportunities for gains. Currently there is no central exchange or market for swap and forward contracts, and therefore they are less liquid than exchange-traded instruments. If a swap or forward counterparty fails to meet its obligations under the contract, the Fund may lose money.

Commodity-linked notes – commodity-linked notes are subject to the risk that the counterparty will fail to meet its obligations, as well as to the risk that the commodity or commodity index underlying a note may change in value. Further, these notes often are leveraged, increasing the volatility of each note’s market value relative to changes in the underlying commodity, commodity futures contract or commodity index. In addition, because they are debt securities, commodity-linked notes are subject to risks typically associated with fixed-income securities, such as movements in interest rates, the time remaining until maturity and the creditworthiness of the issuer. A liquid secondary market may not exist for certain commodity-linked notes, making it difficult for the Fund to sell them at the desired time at an acceptable price.

Commodities risk – investments linked to the prices of commodities are considered to be speculative. The values of commodities and commodity-linked investments are affected by events that might have less impact on the values of stocks and bonds, and therefore they may be more volatile than investments in stocks and bonds. Prices of commodities and commodity-linked investments may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships, weather, agriculture, disease, fiscal and exchange control programs, and international economic, political, military and regulatory developments. The commodity-linked instruments in which the Fund invests present substantial risk, including the risk of loss of a significant portion of their principal value. The use of leveraged commodity-linked derivatives creates an opportunity for increased return, but also creates the possibility for a greater loss.

We have made corresponding changes to the Fund’s Item 9 disclosure.  In the section titled “Information About Asset Classes”, we have added the following disclosure to the end of the asset class descriptions for international bonds, high-yield bonds, emerging market bonds, emerging market stocks and commodities:

The sub-adviser also constructs a portfolio of fixed-income securities that includes money market instruments and U.S. government securities with a maturity of less than one year that serves as collateral for the sleeve’s futures and forwards positions.

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We have also updated the section titled “Risks Associated with Fixed-Income Securities (Bonds) to include the following disclosure as  a subset of “Credit Risk”:

U.S. government and U.S. government agency securities – many bonds issued directly by the U.S. government, such as obligations of the U.S. Treasury, are backed by the “full faith and credit” of the U.S. government and are subject to little credit risk (the U.S. government has the power to tax its citizens to pay these debts). However, the U.S. government does not guarantee their market value, and interest rate changes, prepayments and other factors may affect their value. Securities issued by U.S. government agencies, authorities or instrumentalities, such as the Federal Home Loan Banks, Federal National Mortgage Association (“FNMA”) and Federal Home Loan Mortgage Corporation (“FHLMC”), are neither issued nor guaranteed by the U.S. government. Although FNMA, FHLMC and the Federal Home Loan Banks are chartered by Acts of Congress, their securities are backed only by the credit of the respective instrumentality. Investors should remember that, regardless of whether certain government securities are guaranteed, market price and yield of the securities or net asset value and performance of the Fund are not guaranteed.

             In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please note that we intend to file the Fund's prospectus and its corresponding SAI pursuant to Rule 485(b) on Tuesday, February 22, 2011. Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire